SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SUTRO BIOPHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

869367 10 2

(CUSIP Number)

Brent Faduski

SV Health Investors, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON SVLSF V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 881,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 881,751
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)

This percentage is calculated based upon 22,823,630 shares of Common Stock of the Issuer outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 27, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON SV Life Sciences Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 881,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 881,751
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON SV Life Sciences Fund V Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 881,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 881,751
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON SV Life Sciences Fund V (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 881,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 881,751
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON ILSF III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 942,789
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON International Life Sciences Fund III (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 942,789
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON International Life Sciences Fund III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 942,789
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON International Life Sciences Fund III (LP1), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 942,789
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

1	NAME OF REPORTING PERSON International Life Sciences Fund III Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 942,789
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 942,789
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 869367 10 2

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Sutro Biopharma, Inc., a corporation organized under the laws of Delaware (the “Issuer”). Issuer’s principal executive offices are located at 310 Utah Avenue, Suite 150, South San Francisco, California 94080. The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “STRO.”

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)

SV Life Sciences Fund V, L.P., a Delaware limited partnership (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P., a Delaware limited partnership (“SVLS V Strategic,” and together with SVLS V LP, the “Fund V Entities”);

(ii)	SV Life Sciences Fund V (GP), L.P., a Delaware limited partnership (“SVLS V GP”), the general partner of SVLS V LP and SVLS V Strategic;

(iii)	SVLSF V, LLC, a Delaware limited liability company and the general partner of SVLS V GP;

(iv)

International Life Sciences Fund III (LP1), L.P., a Delaware limited partnership (“ILSF LP1”), International Life Sciences Fund III Co-Investment, L.P., a Delaware limited partnership (“ILSF Co-Invest”), and International Life Sciences Fund III Strategic Partners, L.P., a Delaware limited partnership (“ILSF Strategic,” and collectively with ILSF LP1 and ILSF Co-Invest, the “Fund III Entities”);

(v)	International Life Sciences Fund III (GP), LP., a Delaware limited partnership (“Fund III GP”), the general partner of the Fund III Entities; and

(vi)	ILSF III, LLC, a Delaware limited liability company and the general partner of Fund III GP.

Each of SVLS V LP, SVLS V Strategic, SVLS V GP, SVLSF V, LLC, ILSF LP1, ILSF Co-Invest, ILSF Strategic, Fund III GP and ILSF III, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)    The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of the members of the investment committees of SVLS V, LLC and ILSF III, LLC are listed on Schedule A.

(c)     The principal business of the Reporting Persons is international life sciences venture capital investments. The Fund V Entities and Fund III Entities are private venture capital funds. SVLS V GP is the general partner of SVLS V LP and SVLS V Strategic. SVLSF V, LLC is the general partner of SVLS V GP. Fund III GP is the general partner of ILSF LP1, ILSF Co-Invest and ILSF Strategic. ILSF III, LLC is the general partner of Fund III GP. The principal business of the of the members of the investment committees of SVLS V, LLC and ILSF III, LLC are listed on Schedule A.

(d)    No Reporting Person nor any person or entity listed on Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person nor any person or entity listed on Schedule A attached hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the individuals listed on Schedule A attached hereto are citizens of the country set forth on Schedule A. Each of the Reporting Persons are organized under the laws of the State of Delaware.

CUSIP NO. 869367 10 2

Item 3. Source and Amount of Funds or Other Consideration.

The Registration Statement on Form S-1 (File No. 333-227103), filed by the Issuer Securities and Exchange Commission (the “SEC”) in connection with Issuer’s initial public offering (the “IPO”) of 5,667,000 shares of Common Stock, was declared effective on September 27, 2018.

Prior to the IPO:

(i) SVLS V LP had purchased from the Issuer, in a series of private transactions, 9,217,015 shares of Series C Preferred Stock (“Series C Stock”), 6,683,697 shares of Series D Preferred Stock (“Series D Stock”), and 9,155,794 shares of Series E Preferred Stock (“Series E Stock”) for an aggregate purchase price of $10,877,207;

(ii) SVLS V Strategic had purchased from the Issuer, in a series of private transactions, 194,786 shares of Series C Stock, 141,249 shares of Series D Stock, and 193,492 shares of Series E Stock, for an aggregate purchase price of $229,872;

(iii) ILSF Co-Invest had purchased from the Issuer, in a series of private transactions, 21,776 shares of Series A Preferred Stock (“Series A Stock”), 131,683 shares of Series B Preferred Stock (“Series B Stock”), 58,632 shares of Series C Stock and warrants to purchase (at an exercise price of $0.4797 per share) up to 11,544 shares of Series C Stock, for an aggregate purchase price of $157,344;

(iv) ILSF LPI had purchased from the Issuer, in a series of private transactions, 1,835,270 shares of Series A Stock, 11,097,596 shares of Series B Stock, 4,941,391 shares of Series C Stock, and warrants to purchase (at an exercise price of $0.4797 per share) up to 973,028 shares of Series C Stock, for an aggregate purchase price of $13,243,896; and

(v) ILSF Strategic had purchased from the Issuer, in a series of private transactions, 17,533 shares of Series A Stock, 106,019 shares of Series B Stock, 47,205 shares of Series C Stock, and warrants to purchase (at an exercise price of $0.4797 per share) up to 9,293 shares of Series C Stock, for an aggregate purchase price of $126,718 (together, the “Shares”).

The Shares were acquired with the proceeds from capital calls by Fund V Entities and the Fund III Entities from their limited partners (i.e., working capital) for an aggregate purchase price of approximately $24,635,037.

On September 27, 2018, (a) ILSF Co-Invest exercised warrants to purchase 6,183 shares of Series C Stock (and the remaining 5,361 unexercised warrant shares subsequently expired), (b) ILSF LPI exercised warrants to purchase 521,159 shares of Series C Stock (and the remaining 451,869 unexercised warrant shares subsequently expired), and (c) ILSF Strategic exercised warrants to purchase 4,978 shares of Series C Stock (and the remaining 4,315 unexercised warrant shares subsequently expired).

The closing of the IPO took place on October 1, 2018. As part of the IPO, the Issuer effected a conversion of the Series A Stock into Common Stock at a conversion ratio of 0.0433-for-1, the Series B Stock into Common Stock at a conversion ratio of 0.0578-for-1, the Series C Stock into Common Stock at a conversion ratio of 0.0370-for-1, the Series D Stock into Common Stock at a conversion ratio of 0.0405-for-1, and the Series E Stock into Common Stock at a conversion ratio of 0.0275-for-1.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Company’s Common Stock. The Reporting Persons believe that the Company is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with

CUSIP NO. 869367 10 2

respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with stockholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a)     The aggregate percentage of Common Stock reported owned by Reporting Persons is based upon

22,823,630 shares of Common Stock of the Issuer outstanding, as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 27, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended. The Common Stock is owned by the Reporting Persons as follows:

(i) SVLS V LP and SVLSF V Strategic may each be deemed to beneficially own, in the aggregate, 881,751 shares of Common Stock, constituting approximately 3.9% of the Common Stock outstanding. As of the close of business on October 1, 2018, (a) SVLS V LP owned directly 863,503 shares of Common Stock, constituting approximately 3.8% of the Common Stock outstanding; and (b) SVLSF V Strategic owned directly 18,248 shares of Common Stock, constituting approximately 0.1% of the Common Stock outstanding.

SVLS V GP, the general partner of the Fund V Entities, may be deemed to beneficially own the shares held by each of the Fund V Entities. SVLS V GP disclaims beneficial ownership of shares held by the Fund V Entities except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the shares held by the Fund V Entities. SVLSF V, LLC disclaims beneficial ownership of shares held by the Fund V Entities except to the extent of any pecuniary interest therein.

The investment committee of SVLS V, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Fund V Entities by a majority vote. As such, no member of the investment committee of SVLS V, LLC may be deemed to have any beneficial ownership of the Fund V Entities’ Shares.

(ii) ILSF Co-Invest, ILSF LP1 and ILSF Strategic may each be deemed to beneficially own, in the aggregate, 942,789 shares of Common Stock, constituting approximately 4.13% of the Common Stock outstanding. As of the close of business on October 1, 2018, (a) ILSF Co-Invest owned directly 10,951 shares of Common Stock, constituting approximately 0.05% of the Common Stock outstanding; (b) ILSF LP1 owned directly 923,021 shares of Common Stock, constituting approximately 4.04% of the Common Stock outstanding, and (c) ILSF Strategic owned directly 8,817 shares of Common Stock, constituting approximately 0.04% of the Common Stock outstanding.

Fund III GP, the general partner of the Fund III Entities, may be deemed to beneficially own the shares held by each of the Fund III Entities. Fund III GP disclaims beneficial ownership of shares held by the Fund III Entities except to the extent of any pecuniary interest therein.

ILSF III, LLC, the general partner of Fund III GP, may be deemed to beneficially own the shares held by the Fund III Entities. ILSF III, LLC disclaims beneficial ownership of shares held by the Fund III Entities except to the extent of any pecuniary interest therein.

The investment committee of ILSF III, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Fund III Entities by a majority vote. As such, no member of the investment committee of ILSF III, LLC may be deemed to have any beneficial ownership of the Fund III Entities’ Shares.

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(b)     Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns. (i) Voting and investment power over the shares of Common Stock beneficially owned by Fund V Entities has been delegated to SVLS V GP. SVLS V GP has delegated voting and investment decisions to SVLSF V, LLC, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. (ii) Voting and investment power over the shares of Common Stock beneficially owned by Fund III Entities has been delegated to Fund III GP. Fund III GP has delegated voting and investment decisions to ILSF III, LLC, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. (iii) Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c)    Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Items 2, 3 and 5 of this Schedule 13D describe relationships between the Reporting Persons and agreements regarding the IPO and the pre-conversion equity owned by the Reporting Persons, and are incorporated herein by reference.

Michael Ross, Ph.D. (“Ross”), a Managing Partner at SV Health Investors, has been a member of the Board of Directors of the Issuer since 2006 and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Ross may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Ross is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to the Reporting Persons.

In connection with the IPO, Reporting Persons entered into an agreement (the “Lock-Up Agreement”), pursuant to which prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to Issuer common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Issuer common stock, for a period of 180 days following the date of the IPO without the prior written consent of Cowen and Company, LLC and Piper Jaffray & Co., subject to certain exceptions. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is included in this Statement as Exhibit 99.2 and incorporated herein by reference.

Reporting Persons and certain other holders of the Issuer’s preferred stock entered into a third amended and restated investors’ rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of May 24, 2018, pursuant to which, subject to specified limitations, beginning 180 days after the completion of the IPO, the holders of at least a majority of the then-outstanding registrable securities may make a written request to the Issuer for the registration

CUSIP NO. 869367 10 2

under the Securities Act of registrable securities representing at least a majority of the then outstanding registrable securities held by such holders. The Issuer is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The agreement also provides for S-3 and piggyback registration rights. The registration rights require proper notice and are subject to postponement in certain circumstances. The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor’s Rights Agreement, a copy of which is filed as Exhibit 99.3 and incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among International Life Sciences Fund III (GP), L.P., International Life Sciences Fund III Co-Investment, L.P., International Life Sciences Fund III (LP1), L.P. and ILSF III, LLC, dated October 9, 2018.*

99.2	Form of Lock-Up Agreement.*

99.3	Third Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated May 24, 2018 (incorporated by reference to Exhibit 4.2a to the Issuer’s Form S-1 (SEC File No. 333- 227103) filed with the SEC on August 29, 2018).

*	Filed Herewith

CUSIP NO. 869367 10 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2018

SV LIFE SCIENCES FUND V, L.P.,
By: SV Life Sciences Fund V (GP), L.P., its sole General Partner
By: SVLSF V, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.,
By: SV Life Sciences Fund V (GP), L.P., its sole General Partner,
By: SVLSF V, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

SV Life Sciences Fund V (GP), L.P.
By: SVLSF V, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

SVLSF V, LLC

/s/ Brent Faduski
By: Brent Faduski, Officer

INTERNATIONAL LIFE SCIENCES FUND III (LP1), L.P.
By: International Life Sciences Fund III (GP), L.P., its sole General Partner
By: ILSF III, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

INTERNATIONAL LIFE SCIENCES FUND III CO-INVESTMENT, L.P.,
By: International Life Sciences Fund III (GP), L.P., its sole General Partner
By: ILSF III, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

CUSIP NO. 869367 10 2

INTERNATIONAL LIFE SCIENCES FUND III STRATEGIC PARTNERS, L.P.
By: International Life Sciences Fund III (GP), L.P., its sole General Partner
By: ILSF III, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

International Life Sciences Fund III (GP), L.P.
By: ILSF III, LLC, its sole General Partner

/s/ Brent Faduski
By: Brent Faduski, Officer

ILSF III, LLC

/s/ Brent Faduski
By: Brent Faduski, Officer

CUSIP NO. 869367 10 2

SCHEDULE A

Information regarding members of the investment committee of SVLSF V, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Sutro Biopharma, Inc.)	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

CUSIP NO. 869367 10 2

Information regarding members of the investment committee of ILSF III, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
James Garvey	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Chairman Emeritus; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments (also a member of the board of directors of Sutro Biopharma, Inc.)	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA